SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE 13G


            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2


                              TRUE PRODUCT ID, INC.
              ----------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
              ----------------------------------------------------
                         (Title of Class of Securities)

                                    89784U108
              ----------------------------------------------------
                                 (CUSIP Number)




                                November 13, 2006
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|  Rule 13d-1(b)
|X|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

--------------------------

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                       13G
---------------------                                          -----------------

CUSIP NO. 89784U108                                            PAGE 2 OF 5 PAGES
---------------------                                          -----------------


--------------------------------------------------------------------------------
1.                NAME OF REPORTING PERSON/
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                  Richard A. Bendis
--------------------------------------------------------------------------------
2.                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)|_|
                                                                       (b)|_|
--------------------------------------------------------------------------------
3.                SEC USE ONLY

--------------------------------------------------------------------------------
4.                CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S. Citizen
--------------------------------------------------------------------------------
                                            5.     SOLE VOTING POWER

                   Number of                       30,329,303
                   Shares
                                            ------------------------------------
                   Beneficially             6.     SHARED VOTING POWER
                   Owned by
                   Each                            0
                   Reporting
                                            ------------------------------------
                   Person                   7.     SOLE DISPOSITIVE POWER
                   With
                                                   30,329,303

                                            8.     SHARED DISPOSITIVE POWER

                                                   0
--------------------------------------------------------------------------------
9.                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  30,329,303
--------------------------------------------------------------------------------
10.               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                  CERTAIN SHARES
                                                                          |_|

                  N/A
--------------------------------------------------------------------------------
11.               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  9.1%
--------------------------------------------------------------------------------
12.               TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------



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---------------------                                          -----------------

CUSIP NO. 89784U108                                            PAGE 3 OF 5 PAGES
---------------------                                          -----------------

ITEM 1(a).        NAME OF ISSUER:

                  True Product ID, Inc. (the "Issuer")

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2600 Centre Square West, 1500 Market Street, Philadelphia, Pennsylvania 19102

ITEM 2(a).        NAME OF PERSON FILING:

                  Richard A. Bendis

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  c/o True Product ID, Inc.
                  2600 Centre Square West
                  1500 Market Street
                  Philadelphia, PA 19102

ITEM 2(c).        CITIZENSHIP:

                  U.S. Citizen

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, par value $.001 per share ("Common Stock")

ITEM 2(e).        CUSIP NUMBER:

                  89784U108

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b),OR
                  13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:   N/A



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---------------------                                          -----------------

CUSIP NO. 89784U108                                            PAGE 4 OF 5 PAGES
---------------------                                          -----------------


ITEM 4.  OWNERSHIP.

         (a)     Amount beneficially owned:

                 30,329,303 shares of Common Stock

         (b)     Percent of Class:

                 Approximately 9.1% as of the date of filing this statement. (Based on 333,622,336 shares of Common Stock issued and outstanding as of November 29, 2006).

         (c)     Number of shares as to which such persons have:

                 (i)   Sole power to vote or to direct the vote:

                       30,329,303

                 (ii)  Shared power to vote or to direct the vote:

                       0

                 (iii) Sole  power  to  dispose  or  to  direct  the
                       disposition of:

                       30,329,303

                 (iv) Shared power to dispose or to direct the disposition of:

                       0

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          N/A

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          N/A

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          N/A

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          N/A



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CUSIP NO. 89784U108                                            PAGE 5 OF 5 PAGES
---------------------                                          -----------------


ITEM 10.  CERTIFICATIONS.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     Richard A. Bendis

Dated: November 30, 2006                    By:      /s/ RICHARD A. BENDIS
                                                     -----------------------
                                                         RICHARD A. BENDIS